SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended June 2002 Commission File Number 1-7274

Bell Canada
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7, (514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___ Form 40-F_X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

Notwithstanding any reference to Bell Canada's Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada's site or any other site on the World Wide Web referred to in Bell Canada's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

CRGH

News Release

For Immediate Release

Bell Canada to further analyse CRTC decision

Gatineau - (May 30, 2002) - Bell Canada stated today that the Canadian Radio-television and Telecommunications Commission's (CRTC) decision on price caps regulatory framework requires extensive analysis before a final assessment can be made of its impact on Canada's telecommunications industry.

"This is a complex decision with far-reaching implications," said Bernard Courtois, Executive Counsel, Bell Canada and BCE.

"Accordingly, we will spend the next several days assessing the decision against Bell's objectives of achieving benefits for customers by creating sustainable competition among strong Canadian companies, by promoting facilities-based competition and by encouraging continuing investment in the telecommunications sector which is a cornerstone of economic growth and innovation in Canada."

"At first glance, it would appear that the Commission's decision may offer some benefit to customers and will place some new burdens on Bell, the financial consequences of which will require careful evaluation," Mr. Courtois concluded. Bell Canada will comment further in the next several days after it completes its initial assessment.

About Bell Canada

Bell Canada, Canada's national leader for communications in the Internet world, provides connectivity to residential and business customers through wired and wireless voice and data communications, high speed and wireless Internet access, IP-broadband services, e-business solutions, local and long distance phone and directory services. Bell Canada is owned by BCE Inc of Montréal (80%) and by SBC Communications Inc. of San Antonio, Texas (20%). For more information please visit **www.bell.ca**

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For further information, please contact:
Catherine Hudon
Bell Media Relations
416-581-3311
1-888-482-0809
catherine.hudon@bell.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada

Michael T. Boychuk
Vice-President and Treasurer

Date: June 14, 2002